Filed by Merrill Lynch & Co., Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: BlackRock, Inc.
Commission File No.: 001-15305
A message from Bob Doll, President and Chief Investment Officer, Merrill Lynch Investment Managers (MLIM)
BlackRock Establishes Executive Committee
Dear colleagues:
BlackRock Chairman and Chief Executive Officer Larry Fink today announced to employees the formation of an Executive Committee. Until now, the firm’s existing Management Committee has been responsible for broad oversight of BlackRock’s business, with the membership expanding over the years to appropriately represent the growing range of the firm’s activities. Additionally, a number of Operating Committees have been charged with helping to preserve and evolve BlackRock’s culture, sustaining and enhancing the firm’s competitive position and providing checks and balances in its operations. Going forward, the Management Committee and the Operating Committees will continue their important work, but in order to streamline decision making, the Executive Committee will be responsible for policy making and the strategic direction of the firm.
The Executive Committee will be chaired by Larry Fink and will include BlackRock’s President Ralph Schlosstein, CIO of Fixed Income Keith Anderson, Head of BlackRock Solutions Charlie Hallac, Head of Portfolio Management Rob Kapito, Head of Account Management Barbara Novick and Chief Operating Officer Sue Wagner. Upon the closing of MLIM’s merger with BlackRock in the third quarter of this year, BlackRock’s Executive Committee will expand to include me and Rob Fairbairn. Larry explained in his employee announcement that these professionals collectively represent BlackRock’s core operating activities and are instrumental in helping to shape the vision for the firm and to manage the organization. Each is also a member of the MLIM and BlackRock Transition Planning Steering Committee (TPSC), which has been meeting regularly to plan the integration of our two firms after the closing of our transaction. In recognition of their roles and responsibilities, Larry announced that Keith, Charlie, Barbara and Sue have been named Vice Chairman, effective immediately, and that Rob Fairbairn and I also will be so named upon the closing of our transaction.
Further, one of the common values shared by both MLIM and BlackRock is that we hold ourselves to the highest standards as a fiduciary and ensure that we conduct our business with the highest integrity. As such, Larry announced that BlackRock’s General Counsel Bob Connolly, Chief Financial Officer Steve Buller and Head of Portfolio Risk Management Ben Golub also will serve as ex-officio members of the Executive Committee, providing critical guidance and oversight of its activities.
I and the other members of the MLIM Executive Committee have been working closely with Larry and his team on determining the structure and composition of BlackRock’s post-merger leadership team, including its Management Committee and the Operating Committees. That work continues, and we will share additional details as decisions are made in the weeks and months ahead.
Sincerely,

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In connection with the proposed transaction, BlackRock Inc. (“BlackRock”) intends to file a registration statement, including a proxy statement of BlackRock, and other materials with the Securities and Exchange Commission (the “SEC”). Investors are urged to read the registration statement and other materials when they are available because they contain important information. Investors will be able to obtain free copies of the registration statement and proxy statement, when they become available, as well as other filings containing information about BlackRock and Merrill Lynch & Co., Inc. (“Merrill Lynch”), at the SEC’s Internet site (http://www.sec.gov).
Merrill Lynch, BlackRock and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from BlackRock stockholders in respect of the proposed transaction. Information regarding Merrill Lynch’s directors and executive officers is available in its proxy statement for its 2006 annual meeting of stockholders, dated March 10, 2006, and information regarding BlackRock’s directors and executive officers is available in its proxy statement, dated March 10, 2005, for its 2005 annual meeting of stockholders. Additional information regarding the interests of any such potential participants will be included in the registration statement and the other relevant documents filed with the SEC when they become available.
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Cautionary Language Concerning Forward-Looking Statements
Information contained in this document may contain forward-looking statements, including, for example statements about management expectations, strategic objectives, growth opportunities, business prospects and regulatory proceedings, transaction synergies, and other similar matters. These forward-looking statements are not statements of historical facts and represent only Merrill Lynch’s beliefs regarding future performance, which is inherently uncertain. There are a variety of factors, many of which are beyond Merrill Lynch’s control, which affect the operations, performance, business strategy and results and could cause actual results and experience to differ materially from the expectations and objectives expressed in any forward-looking statements. Investors are cautioned not to place undue reliance on forward-looking statements, which speak only to the date on which they are made, and may be impacted by a variety of factors that are beyond Merrill Lynch’s and BlackRock’s control. Merrill Lynch and BlackRock do not undertake to update these statements to reflect the impact of circumstances or events that arise after the date on which they were made. Investors should consult Merrill Lynch’s and BlackRock’s reports filed with the SEC for any additional information.